UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2026

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2026 to 31 March 2026
6 May 2026

Novo Nordisk's adjusted operating profit reached DKK 32,858 million in Q1 2026
Financial performance
•Q1 2026 reported sales increased by 32% at CER, positively impacted by a provision reversal related to the 340B Drug Pricing Program in the US.
•Q1 2026 adjusted sales, excluding the 340B provision reversal, decreased by 4% at CER, driven by lower realised prices, partly offset by GLP-1 volume growth across geographies. Q1 2026 adjusted Obesity care sales increased by 22% at CER.
•US Operations adjusted sales decreased by 11% at CER in Q1 2026, driven by lower realised prices, partly offset by volume growth across the Wegovy® product portfolio.
•International Operations sales increased by 6% at CER in Q1 2026, driven by higher volumes.
•Q1 2026 adjusted operating profit decreased by 6% at CER while reported operating profit increased by 65% at CER, driven by a provision reversal related to the 340B Drug Pricing Program in the US.
Commercial highlights
•Wegovy® pill was launched in the US on 5 January 2026, and for the week ending 17 April, total weekly prescriptions exceeded 200,000. Coupled with total prescriptions for Q1 2026 of around 1.3 million and now more than 2 million since launch, it marks the strongest-ever GLP-1 volume launch in the US. Q1 2026 sales for Wegovy® pill reached DKK 2,256 million, impacted by pre-launch pipeline fill with wholesalers and telehealth partners.
•Pending regulatory decisions, the first Wegovy® pill launches outside the US are expected during the second half of 2026.
Pipeline progress
•Within obesity, Wegovy® HD (injectable semaglutide 7.2 mg) was approved by the FDA in March and subsequently launched in the US on 7 April. In the STEP UP trial, Wegovy® HD provided 20.7% mean weight loss.
•Within obesity, the zenagamtide AMAZE phase 3 programme was initiated.
•Within diabetes, Awiqli®, the first-ever once-weekly basal insulin for type 2 diabetes, was approved by the FDA.
•In sickle cell disease, etavopivat successfully met both co-primary endpoints in the HIBISCUS phase 3 trial.
Outlook
•The 2026 outlook is raised, driven by increased expectations for GLP-1 product sales.
•Adjusted sales growth for 2026, which excludes the 340B provision reversal, is now expected to be -4 to -12% at CER.
•Adjusted operating profit growth, also excluding the 340B provision reversal, is now expected to be -4 to -12% at CER.

PROFIT AND LOSS DKK million	Q1 2026	Growth in DKK	Growth at CER

Net sales	96,823	24%	32%
Operating profit	59,618	54%	65%
Adjusted net sales[1]	70,063	(10%)	(4%)
Adjusted operating profit[1]	32,858	(15%)	(6%)
CER: Constant exchange rates; [1]Excl. USD 4.2 billion non-recurring impact from a provision reversal related to the 340B Drug Pricing Program in the US. Further details in Appendix 7
“Wegovy® is driving a strong start to 2026 for Novo Nordisk, led by the rapid adoption of Wegovy® pill - the most efficacious GLP-1 tablet now used by more than one million patients since its January launch. As the global momentum behind peptide-based therapies accelerates, Wegovy® pill is defining a novel category as the only oral peptide for the treatment of obesity, setting a new benchmark for what patients and physicians can expect. The strong Wegovy® performance, combined with continued growth in International Operations, has led us to raise our 2026 guidance for both adjusted sales and adjusted operating profit,” said Mike Doustdar, president and CEO of Novo Nordisk. “During the quarter, we also secured multiple approvals for Wegovy® HD, strengthening the Wegovy® portfolio, and enabling patients to achieve nearly 21% weight loss.”

On 6 May 2026 at 13.00 CEST, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 2 of 33
STRATEGIC MILESTONES
Novo Nordisk continues to report and track progress across below key dimensions of the Novo Nordisk business.

Performance highlights for the first three months of 2026:

HIGHLIGHTS

Commercial execution: drive competitiveness
–Medical treatment provided to:
–41.2 million people living with diabetes
–4.1 million people living with obesity
–Total Wegovy® scripts (TRx) in the US for the week ending 17 April of around 475,000
–including more than 200,000 weekly TRx for Wegovy® pill, with best-in-class GLP-1 volume launch and now more than 2 million TRx since launch.

–Adjusted Obesity care sales growth of 22% at CER
–Wegovy® HD approved and launched in the US
–Wegovy 7.2 mg approved in the UK in single-dose device
–Wegovy 7.2 mg approved in the EU with the single-dose device approval expected around summer
–Wegovy® launched in more than 55 countries

Financials: focus investments and deliver returns
–Adjusted sales growth of -4% at CER –Adjusted operating profit growth of -6% at CER –Strategic investments in key therapy areas via: –DKK 10.3 billion in R&D –DKK 12.1 billion in commercial investments	–DKK 37.7 billion returned to shareholders via: –DKK 35.3 billion in dividends –DKK 2.4 billion in share repurchases
Research & Development: progress early and late-stage pipeline
Obesity&:
–ACSL5i phase 1 trial initiated
–UBT251 phase 2 trial in China successfully completed
–Zenagamtide AMAZE phase 3 programme initiated
–Wegovy® HD (7.2 mg injectable) approved in the US, UK and EU

Diabetes&:
–UBT251 phase 2 trial in China successfully completed
–Awiqli® approved in the US
Rare Disease: –Etavopivat HIBISCUS phase 3 trial completed, successfully meeting both co-primary endpoints –Alhemo® paediatric US submission

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 3 of 33
PERFORMANCE HIGHLIGHTS

FINANCIAL HIGHLIGHTS	Q1 2026	Growth in DKK	Growth at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	96,823	24%	32%
Adjusted net sales[1]	70,063	(10%)	(4%)

Adjusted sales per therapy area
Total Obesity care	20,912	14%	22%
Total Diabetes care	44,936	(18%)	(12%)
Obesity and Diabetes care total	65,848	(10%)	(4%)
Rare disease total	4,215	(9%)	(2%)

Adjusted sales for key brands:
Wegovy® injectable	18,235	5%	12%
Wegovy® pill	2,256	N/A	N/A
Ozempic®	27,825	(15%)	(8%)
Rybelsus®	4,572	(20%)	(15%)

Gross profit	83,225	28%	36%
Gross margin	85.9%
Operating profit (EBIT)	59,618	54%	65%
Operating margin	61.6%
Adjusted gross profit[1]	56,465	(13%)	(6%)
Adjusted gross margin	80.6%
Adjusted operating profit (EBIT)[1]	32,858	(15%)	(6%)
Adjusted operating margin	46.9%

Net profit	48,557	67%	N/A
Adjusted net profit[1]	29,479	(3%)	N/A

OTHER KEY NUMBERS

Capital expenditure (PP&E)	11,311	(16%)	N/A
Free cash flow[1,2]	12,773	13%	N/A
EBITDA[1]	63,154	48%	59%

Diluted earnings per share / ADR (in DKK)	10.91	67%	N/A
Adjusted diluted earnings per share/ADR (in DKK)[1]	6.63	(3%)	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Effective Q1 2026, the definition of Free Cash Flow has been updated and comparative figures have been restated accordingly. See Appendix 7 Non‑IFRS financial measures (additional information) for the revised definition.

These unaudited condensed consolidated financial statements included in appendices 1 - 4 for the first three months of 2026 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2025 of Novo Nordisk, except from the changes in presentation described in note 1 to Appendix 2.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 4 of 33
COMMERCIAL EXECUTION
REPORTED SALES
Reported sales in Q1 2026 are positively impacted by reversal of a sales rebate provision of USD 4.2 billion (DKK 26.8 billion) related to the 340B Drug Pricing Program in the US. The reversal of the provision has no cash impact. More information can be found in Appendix 6 and Appendix 7.

Reported sales in Q1 2026 increased by 24% measured in Danish kroner and by 32% at CER, driven by the 340B provision reversal. US Operations reported sales in Q1 2026 increased by 40% measured in Danish kroner and by 51% at CER, also driven by the reversal of the 340B provision. International Operations reported sales in Q1 2026 increased by 3% measured in Danish kroner and by 6% at CER, driven by higher volumes.

Reported sales DKK million	Q1 2026	Growth in DKK	Growth at CER

Reported sales per geographical area
US Operations	62,145	40%	51%
International Operations	34,678	3%	6%

Total sales	96,823	24%	32%

Reported sales split per therapy
Obesity care	23,343	27%	35%
Diabetes care	68,019	24%	31%
Obesity and Diabetes care total	91,362	24%	32%
Rare disease	5,461	18%	26%

Total sales	96,823	24%	32%

ADJUSTED SALES
To enhance transparency and comparability of underlying sales performance, the sections under commercial execution exclude the exceptional and non-recurring reversal of the sales rebate provision of USD 4.2 billion related to the 340B Drug Pricing Program in the US, and growth rates are in CER, unless otherwise noted. No adjustments related to the reversal of the 340B provision reversal occurred in Q1 2025. Reconciliation to reported sales (IFRS) can be found in Appendix 6. Definition of CER can be found in Appendix 7.

Adjusted sales declined by 4% at CER to DKK 70,063 million in Q1 2026, primarily reflecting lower realised prices for the quarter, partly offset by volume growth. Total Obesity care sales increased by 22% at CER.

US OPERATIONS AND INTERNATIONAL OPERATIONS

Adjusted sales per geographical area DKK million	Q1 2026	Growth in DKK	Growth at CER

US Operations	35,385	(20%)	(11%)
International Operations	34,678	3%	6%
- EUCAN	17,918	21%	23%
- Emerging Markets	6,861	(22%)	(18%)
- APAC	5,125	12%	22%
- Region China	4,774	(15%)	(10%)

Total adjusted sales	70,063	(10%)	(4%)

US Operations
Adjusted sales development
Q1 2026 sales decreased by 11% at CER, reflecting lower realised prices, partly offset by volume growth, primarily driven by GLP-1 in obesity. The reduction in sales is mainly driven by GLP-1 diabetes declining by 16% at CER, driven by lower volumes and lower realised prices for Ozempic® and Rybelsus® as well as insulin. Obesity care sales increased by 9% at

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 5 of 33
CER, driven by volume growth, partly offset by lower realised prices. Total GLP-1 sales decreased by 8% at CER. Insulin sales decreased by 36% at CER, impacted by lower realised prices and volumes in the quarter. Finally, Rare Disease sales decreased by 16% at CER, impacted by de-stocking in the quarter due to wholesaler buying patterns at the end of 2025.

Commercial update
In November 2025, Novo Nordisk agreed with the US Administration to expand access to GLP-1s and lower costs. Under the "Most Favoured Nations" (MFN) agreement, semaglutide medicines, including Wegovy® and Ozempic®, will have broader access and better affordability through Medicare Part D, Medicaid and direct-to-patient self-pay. Medicare Part D coverage for obesity medicines is planned through a pilot covering a majority of beneficiaries, with implementation expected to start 1 July 2026.

On 5 January, Novo Nordisk launched Wegovy® pill in the US, the first oral GLP-1 for weight loss. Wegovy® pill is available at over 70,000 pharmacies, including NovoCare® Pharmacy, and through nine telehealth organisations. For the week ending 17 April 2026, total weekly prescriptions exceeded 200,000, mainly driven by GLP-1-naïve patient uptake and the 1.5 mg and 4 mg doses in the self-pay channel. Total prescriptions for Wegovy® pill in Q1 2026 reached around 1.3 million, and total prescriptions since launch now exceed 2 million, making it the strongest-ever GLP-1 volume launch in the US. Self-pay prices range from USD 149–299 per month by dose. Commercial formulary access is progressing and external data providers are still expected to gradually improve their capture rate of prescriptions across channels during the coming quarters.

On 19 March, FDA approved Wegovy® HD (semaglutide 7.2 mg injection) in the US for adults living with obesity. According to clinical trial data, Wegovy® HD provides 20.7% mean weight loss, if taken as intended – the highest efficacy demonstrated for Wegovy® to date. This marks the latest approval for Wegovy®, further expanding its already robust data package. The approval of Wegovy® HD was secured with expedited speed under the Commissioner’s National Priority Voucher pilot programme, for products addressing critical US national health priorities. Novo Nordisk launched Wegovy® HD nationwide in the US on 7 April across all channels, including more than 70,000 pharmacies, telehealth providers, NovoCare® Pharmacy and others. The three largest Pharmacy Benefit Managers (PBMs) have added Wegovy® HD to respective standard formularies as a line extension.

Total weekly prescriptions for injectable Wegovy® in the US amounted to around 270,000 for the week ending 17 April 2026, of which around 100,000 were filled in the self-pay channel via retail and NovoCare® Pharmacy (including telehealth organisations). Novo Nordisk continues to invest in expanding direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth providers initiated during the fourth quarter of 2025 and the first quarter of 2026. Available 31 March, through Ro, WeightWatchers and LifeMD, with Hims & Hers, Sesame and other telehealth providers expected to come online soon, a new subscription-based option has been introduced to help eligible self-pay patients start and stay on Wegovy® with predictable pricing. This first and only subscription programme for FDA-approved Wegovy® provides the option for patients to achieve significant cost savings on Wegovy® and Wegovy® pill via either 3, 6 or 12-month subscription plans.

Within the insured channel, Novo Nordisk continues to work on expanding and improving access to Wegovy® in the US, such as reducing utilisation management criteria to enhance the access for patients and healthcare providers.

During the quarter, Novo Nordisk announced that, effective 1 January, 2027, the company will lower the list price, or wholesale acquisition cost (WAC), of Wegovy® (semaglutide) injection 2.4 mg, injection 7.2 mg and tablets up to 25 mg, Ozempic® (semaglutide) injection 0.5 mg, 1 mg, and 2 mg, and Ozempic pill® (semaglutide) tablets 7 mg or 14 mg to USD 675, representing reductions from the current list price of approximately 50% and 35% for Wegovy® and Ozempic®, respectively. This decision applies to all doses of these medicines and reflects Novo Nordisk’s commitment to enhancing affordability for patients and both public and private payers dealing with the complexities of the evolving US healthcare system. The change in list prices is expected to impact Novo Nordisk's cash flow in 2027.

Lastly, on 4 May, Novo Nordisk made Ozempic® pill, the only FDA-approved oral peptide GLP-1 medication for adults with type 2 diabetes, available nationwide in the US.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 6 of 33

International Operations
Sales development
Q1 2026 sales increased by 6% at CER, driven by Region EUCAN (+23% at CER) and APAC (+22% at CER), partly offset by declines in Region Emerging Markets (-18% at CER) and China (-10% at CER). Obesity care sales increased by 44% at CER, reflecting volume growth, partly offset by lower realised prices across regions, particularly in China. GLP-1 diabetes sales decreased by 1% at CER with negative performance seen for Rybelsus® and Victoza®, offset by positive sales performance for Ozempic®. Total GLP-1 sales increased by 13% at CER. Insulin sales declined by 8% at CER while Rare disease sales increased by 9% at CER.

Commercial update
For 2026, Novo Nordisk is progressing the broad roll-out of Ozempic® 2.0 mg for type 2 diabetes, Wegovy® 2.4 mg for obesity and Wegovy® HD (Wegovy® 7.2 mg SDD in EU) for obesity across International Operations. Throughout 2026, more than 20 launches of Ozempic® 2.0 mg are planned. For Wegovy® HD, the approval of the single-dose device was obtained in the UK on 14 April, and a decision is still expected in the EU around summer with the launches expected to follow shortly thereafter in more than 20 markets across International Operations.

For Wegovy® pill, pending regulatory decisions, Novo Nordisk expects to launch in the first markets outside the US during the second half of 2026.

On 9 April, the European Medicines Agency (EMA) approved an update to the product information of Wegovy® injection, allowing it to be delivered to patients at controlled temperatures of up to 30°C for up to 48 hours. Previously, the distribution and delivery of Wegovy® were fully subject to cold chain, meaning the medicine had to be kept cold from where it is made to where it is used. With the EMA approval, there is now added flexibility for the final stage, making Wegovy® the first GLP-1 for weight management in Europe with this flexibility. This could simplify and lower delivery costs for pharmacies and online partners, while also improving supply chain efficiency.

Novo Nordisk still expects to experience an adverse impact on sales in 2026 from loss of exclusivity for the semaglutide molecule in certain markets in International Operations. During Q1, semaglutide generics were launched in India by competing companies. In Canada and Brazil, no generics to semaglutide have yet been launched in the market, but the first semaglutide generics in Canada have been approved.

In China, Kyinsu® a fixed-dose combination of once-weekly insulin icodec and once-weekly semaglutide was approved in March 2026 for the treatment of type 2 diabetes, and the commercial launch is planned for the second half of 2026.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 7 of 33

ADJUSTED SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

Adjusted sales split per therapy[1]	Q1 2026	Growth in DKK	Growth at CER
Obesity and Diabetes care segment

Wegovy® injectable	18,235	5%	12%
Wegovy® pill	2,256	N/A	N/A
Saxenda®	421	(60%)	(60%)

Total Obesity care	20,912	14%	22%

Injectable GLP-1 diabetes	28,159	(17%)	(10%)
- Ozempic®	27,825	(15%)	(8%)
- Victoza®	334	(71%)	(70%)
Rybelsus®	4,572	(20%)	(15%)

Total GLP-1 diabetes	32,731	(17%)	(11%)

Long-acting insulin[2]	4,232	(21%)	(17%)

Premix insulin[3]	2,395	(15%)	(9%)

Fast-acting insulin[4]	3,955	(22%)	(16%)

Human insulin	1,063	(39%)	(34%)

Total insulin	11,645	(22%)	(17%)

Other Diabetes care[5]	560	18%	25%

Total Diabetes care	44,936	(18%)	(12%)

Obesity and Diabetes care total	65,848	(10%)	(4%)

Rare disease segment
Rare blood disorders[6]	2,633	(10%)	(3%)

Rare endocrine disorders[7]	1,147	(13%)	(5%)

Other Rare disease[8]	435	13%	18%

Rare disease total	4,215	(9%)	(2%)

Total adjusted sales	70,063	(10%)	(4%)

1) Reconciliation between reported (IFRS) sales and adjusted sales split per therapy can be found in Appendix 6.
2) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
3) Comprises Ryzodeg® and NovoMix®.
4) Comprises Fiasp® and NovoRapid®.
5) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
6) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
7) Primarily Norditropin® and Sogroya®.
8) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 8 of 33
OBESITY CARE

Obesity care Adjusted sales per geographical area DKK million	Global branded obesity market growth (Volume, MAT)

	February	Q1 2026	Growth at CER
	2026

Global	84%	20,912	22%
US Operations	85%	11,752	9%
International Operations	84%	9,160	44%
- EUCAN *	80%	5,124	63%
- Emerging Markets **	85%	1,953	18%
- APAC ***	99%	1,667	87%
- Region China ****	N/A	416	(37%)

Source: IQVIA, February 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 98% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 11 markets representing approximately 78% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for five markets representing approximately 90% of Novo Nordisk’s Obesity care sales in the area. **** Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

US Operations
Q1 2026 Obesity care sales increased by 9% at CER, driven by volume growth across the Wegovy® product portfolio, partially offset by lower realised prices. Sales of Wegovy® injectable in Q1 2026 decreased by 11% at CER, driven by lower realised prices, partially countered by increased volumes. Wegovy® pill launched on 5 January 2026, and Q1 2026 sales amounted to DKK 2,256 million, positively impacted by pre-launch pipeline fill with wholesalers and telehealth partners.

The volume growth of the branded obesity market in the US was 85%.

International Operations
Q1 2026 Obesity care sales increased by 44% at CER, driven by continued uptake of Wegovy® across regions, partially countered by lower realised prices. The lower Wegovy® prices were mainly realised in Region China, following list price reductions in late Q4 2025. Sales of Wegovy® injectable in Q1 2026 increased by 62% at CER.

The volume growth of the branded obesity market in International Operations was 84%.

For full details on adjusted product sales and growth rates across therapeutic areas and regions, please see Appendix 5.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 9 of 33
DIABETES CARE

Diabetes care, adjusted sales per geographical area DKK million	Q1 2026	Growth at CER

Global	44,936	(12%)
US Operations	22,049	(19%)
International Operations	22,887	(4%)
- EUCAN	11,415	11%
- Emerging Markets	4,223	(30%)
- APAC	2,950	3%
- Region China	4,299	(5%)

GLP-1 diabetes

GLP-1 diabetes Adjusted sales per geographical area DKK million	Global GLP-1 diabetes market growth (Volume, MAT)

	February	Q1 2026	Growth at CER
	2026

Global	29%	32,731	(11%)
US Operations	13%	19,323	(16%)
International Operations	40%	13,408	(1%)
- EUCAN *	42%	8,176	17%
- Emerging Markets **	43%	2,068	(38%)
- APAC ***	45%	1,706	10%
- Region China ****	N/A	1,458	(14%)

Source: IQVIA, February 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 97% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 12 markets representing approximately 75% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 80% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

US Operations
Q1 2026 GLP-1 diabetes sales declined by 16% at CER, mainly driven by lower realised prices as well as slightly lower volumes. Ozempic® sales in Q1 2026 decreased by 14% at CER, mainly driven by lower realised prices in the commercial channel. Sales of Rybelsus® decreased by 27% at CER in Q1 2026, mainly due to lower realised prices as well as a reprioritisation of promotional activities.

The volume growth of the GLP-1 diabetes market in the US was 13%.

International Operations
Q1 2026 GLP-1 diabetes sales decreased by 1% at CER driven by Victoza® as the GLP-1 diabetes market is moving towards once-weekly treatments, as well as Rybelsus® following a reprioritisation of promotional activities. Ozempic® sales in Q1 2026 increased by 6% at CER driven by increasing volumes, mainly in Region EUCAN. Ozempic® quarterly sales reached an all-time-high in International Operations in Q1 2026.

The volume growth of the GLP-1 diabetes market in International Operations was 40%.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 10 of 33
Insulin

Insulin, adjusted sales per geographical area DKK million	Q1 2026	Growth at CER

Global	11,645	(17%)
US Operations	2,706	(36%)
International Operations	8,939	(8%)
- EUCAN	3,112	0%
- Emerging Markets	2,084	(22%)
- APAC	1,182	(5%)
- Region China	2,561	(5%)

US Operations
Q1 2026 insulin sales decreased by 36% at CER, mainly driven by loss of market share, a declining insulin market, as well as lower realised prices across the insulin portfolio.

International Operations
Q1 2026 insulin sales decreased by 8% at CER, mainly driven by lower human insulin volumes in Region Emerging Markets, impacted by timing of a large tender.

RARE DISEASE

Rare disease, adjusted sales split per geographical area DKK million	Q1 2026	Growth at CER

Global	4,215	(2%)
US Operations	1,584	(16%)
International Operations	2,631	9%
- EUCAN	1,379	12%
- Emerging Markets	685	6%
- APAC	508	22%
- Region China	59	(46%)

US Operations
Q1 2026 rare disease sales decreased by 16% at CER, mainly driven by lower volumes of NovoSeven® and Norditropin®, mainly related to de-stocking in the quarter due to wholesaler buying patterns at the end of 2025.

International Operations
Q1 2026 Rare disease sales increased by 9% at CER, mainly driven by higher volumes of NovoSeven® and Norditropin®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 11 of 33
FINANCIALS
Q1 2026 DEVELOPMENT IN OPERATING PROFIT
Similar to reported sales, reported operating profit in Q1 2026 is also positively impacted by the reversal of sales rebate provisions of USD 4.2 billion (DKK 26.8 billion) related to the 340B Drug Pricing Program in the US.

Q1 2026 PROFIT AND LOSS DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Growth in DKK	Growth at CER

Net sales	96,823	(26,760)	—	—	70,063	(10%)	(4%)
Cost of goods sold	(13,598)				(13,598)	5%	8%

Gross profit	83,225	(26,760)	—	—	56,465	(13%)	(6%)
Gross margin	85.9%				80.6%

Sales and distribution costs	(12,077)				(12,077)	(19%)	(13%)
Percentage of sales	12.5%				17.2%

Research and development costs	(10,284)				(10,284)	0%	4%
Percentage of sales	10.6%				14.7%

Administrative costs	(1,140)				(1,140)	(7%)	(1%)
Percentage of sales	1.2%				1.6%

Other operating income and expenses	(106)				(106)	N/A	N/A

Operating profit (EBIT)	59,618	(26,760)	—	—	32,858	(15%)	(6%)
Operating margin	61.6%				46.9%

To enhance transparency and comparability of underlying operating performance, the below commentary of development in costs and operating profit excludes certain exceptional and non-recurring effects, primarily of non-cash nature, and growth rates are in CER, unless otherwise noted. More information can be found in Appendix 7.

Adjusted gross margin was realised at 80.6%, compared with 83.5% in 2025. The decline in gross margin is impacted by lower realised prices, one-time costs, as well as a negative currency impact. This is partially countered by a positive product mix from increased GLP-1 sales.

Sales and distribution costs decreased by 13% at CER. The decrease is driven by US Operations and impacted by a reduction in a legal provision during the first quarter of 2026 as well as savings following the company-wide restructuring during 2025. Novo Nordisk continues to invest in launch activities for the Wegovy® product portfolio, in particular Wegovy® pill and Wegovy® HD as well as promotional spend for Ozempic®.

Research and development costs increased by 4% at CER, mainly driven by increased late-stage clinical trial and research activities across the Obesity and Diabetes portfolio.
Adjusted operating profit decreased by 6% at CER, driven by the decline in sales and gross profit combined with continued investments in R&D and commercial activities, including ongoing launches.

Q1 2026 REPORTED NET PROFIT
Financial items (net) showed a net gain of DKK 2,554 million in Q1 2026 compared with a net loss of DKK 1,758 million in the first three months of 2025, mainly reflecting gains on hedged currencies, primarily the US dollar.

The effective tax rate was 21.9% in 2026, compared with an effective tax rate of 21.6% in 2025.

Net profit increased by 67.2% to DKK 48,557 million and diluted earnings per share increased by 67.1% to DKK 10.91.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 12 of 33
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW AND CAPITAL EXPENDITURE IN THE FIRST THREE MONTHS OF 2026
Free cash flow in the first three months of 2026 was DKK 12.8 billion compared to DKK 11.3 billion in 2025. The increase in free cash flow is driven by lower capital expenditure, in line with guidance provided for full-year 2026.

Capital expenditure for property, plant and equipment was DKK 11.3 billion compared with DKK 13.4 billion in 2025, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.

EQUITY
Total equity was DKK 203,065 million at the end of March 2026, equivalent to 36.3% of total assets, compared with 35.7% at the end of 2025. Please refer to appendix 4 for further elaboration of changes in equity. Novo Nordisk returned DKK 37.7 billion to shareholders via share buybacks (DKK 2.4 billion) and dividends (DKK 35.3 billion) in the first three months of 2026.

2026 share repurchase programme and treasury shares
As of 4 May 2026, Novo Nordisk has repurchased 14,759,179 B shares of DKK 0.10 for an amount of DKK 3,799,999,990 as part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026. From 4 February 2026 to 4 May 2026, employee share programmes have resulted in a net transfer from Novo Nordisk of 3,985,481 B shares of DKK 0.10. As of 4 May 2026, Novo Nordisk owns a total of 32,148,978 B shares of DKK 0.10 as treasury shares.

The execution of Novo Nordisk’s overall share repurchase programme for 2026 of DKK 15 billion continues. As part of this, a new share repurchase programme for an amount up to DKK 11,200,000,010.45 will be initiated 6 May 2026 and ending on 1 February 2027 in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. A maximum of 390,000,000 B shares of DKK 0.10 in total can be bought during the trading period.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 13 of 33
OUTLOOK
Outlook for sales and operating profit is presented as adjusted sales growth and adjusted operating profit growth to exclude certain exceptional and non-recurring effects, primarily of non-cash nature to enhance transparency and comparability of underlying operating performance. For further details, please see Appendix 7.

The current expectations for 2026 are summarised in the table below:

r

Guidance	Full-year expectations 6 May 2026	Full-year expectations 3 February 2026

Adjusted sales growth
at CER	'-4% to -12%[1]	'-5% to -13%
as reported in Danish kroner	Around 2 percentage points lower than at CER	Around 3 percentage points lower than at CER

Adjusted operating profit growth
at CER	'-4% to -12%[1]	'-5% to -13%
as reported in Danish kroner	Around 3 percentage points lower than at CER	Around 5 percentage points lower than at CER

1On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be 1% and 12%, respectively

Key modelling considerations

Financial items (net)	Loss of around 0.6 bDKK	Gain of around 2.3 bDKK

Effective tax rate	21% to 23%	21% to 23%

Capital expenditure (PP&E)	Around 55 bDKK	Around 55 bDKK

Free cash flow	Between 36 and 46 bDKK	Between 35 and 45 bDKK

Note: Expectations are as reported in Danish kroner, if not otherwise stated
Note: Free cash flow defined as net cash generated from operating activities, less purchase of property, plant and equipment
GUIDANCE
Adjusted sales growth is now expected to be -4% to -12% at CER, with fluctuations in growth rates expected across quarters. The improvement in outlook is mainly driven by increased expectations for GLP-1 product sales.

The outlook reflects expectations for sales growth within International Operations and expectations for a sales decline within US Operations. In 2026, the global GLP-1 market expansion is assumed to continue, enabling Novo Nordisk to increase patient reach and expand volumes. This is countered by lower realised prices, including the MFN ('Most Favoured Nations') agreement in the US and the loss of exclusivity for the semaglutide molecule in certain markets in International Operations. Lastly, positive impacts related to US gross-to-net sales adjustments during 2025 are not anticipated to reoccur.

In International Operations, the outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments and market expansion, mainly within obesity, as well as intensifying competition and negative impacts from the compound patent expiry of the semaglutide molecule in certain markets. Novo Nordisk continues to roll-out the Wegovy® product portfolio in more markets during 2026.

In US Operations, the outlook is based on current prescription trends for the injectable GLP-1 portfolio, intensifying competition as well as negative impact from reduced obesity medication coverage in Medicaid. Further, lower realised prices linked to investments in market access amplified by the MFN agreement with the US Administration to bring GLP-1s to more Americans at a lower cost are assumed. Novo Nordisk further focuses on expanding access to Wegovy®, Wegovy® HD and Wegovy® pill, particularly in the self-pay channel through NovoCare® Pharmacy and collaborations with telehealth organisations. Uptake related to the launch of Wegovy® pill in January 2026 is reflected in the outlook, based on a range of assumptions related hereto such as market penetration, potential negative impact on the growth of the injectable obesity medication category as well as channel mix.

Adjusted operating profit growth is now expected to be -4% to -12% at CER. The expectation for adjusted operating profit growth primarily reflects the improved sales outlook, combined with targeted investments in current and future growth opportunities within R&D and Commercial, partly funded by re-investment of savings from the company-wide

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 14 of 33
transformation in 2025 as well as further optimisation initiatives and disciplined resource allocation. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline mainly within Obesity and Diabetes, and includes impact related to the acquisition of Akero Therapeutics. Commercial investments are mainly related to the GLP-1 portfolio.

KEY MODELLING CONSIDERATIONS
Novo Nordisk expects financial items (net) for 2026 to amount to a loss of around DKK 0.6 billion. This is driven by interest expenses related to net debt, partly offset by gains on hedged currencies, mainly the US dollar.

The effective tax rate for 2026 is still expected to be in the range of 21-23%.

Capital expenditure is still expected to be around DKK 55 billion in 2026 compared to DKK 60 billion in 2025, reflecting the expansion of the global supply chain. The investments will create additional capacity and flexibility across the supply chain, including the manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure investments are expected to decline.
The free cash flow is now expected to be DKK 36-46 billion, reflecting the improved sales and operating profit outlook.

FX (average rates)	Q1 2026	Q1 2025	% change	Spot rate 29 April 2026

USD	638	709	(10%)	638
CNY	92	97	(5%)	93
CAD	465	494	(6%)	467
AUD	444	445	0%	457
JPY	4.07	4.65	(12%)	4.00

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's adjusted operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 4,450 million	12
CNY[2]	DKK 550 million	12
CAD	DKK 310 million	0
AUD	DKK 290 million	0
JPY	DKK 220 million	12

1) As of 29 April 2026.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact of foreign exchange hedging is included in Financial items (net).

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2026, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs, duties and pricing policies, (incl Most Favoured Nations in the US), as well as outcome of legal cases, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US. Finally, the guidance does not include the financial implications of any new significant business development transactions.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 15 of 33
R&D PIPELINE PROGRESS
QUARTERLY R&D HIGHLIGHTS

r

Therapeutic Area	Product/Project	Milestone

Regulatory
Obesity&	Wegovy® HD
The US Food and Drug Administration (FDA) approved Wegovy® HD
•The US FDA approved Wegovy® HD (once-weekly injectable semaglutide 7.2 mg) based on the STEP UP and STEP UP T2D clinical trial programme in people with overweight or obesity with and without type 2 diabetes
•In the STEP UP trial, Wegovy® HD demonstrated a mean weight loss of 20.7% and around one-third of patients achieved 25% or greater weight loss.
•Novo Nordisk launched Wegovy® HD in a single-dose pen in the US 7 April 2026. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916516 (The contents of the company's website do not form a part of this Form 6-K).

Wegovy®
Regulatory update for the PDS290 device variant for Wegovy®
•Novo Nordisk re-submitted its Supplemental New Drug Application (sNDA) to the US FDA for the PDS290 device variant for Wegovy®.
•Novo Nordisk expects the regulatory review to be completed in the second quarter of 2026.

Wegovy®
Regulatory submission for subcutaneous semaglutide 2.4 mg for the treatment of MASH in EU and China
•Novo Nordisk submitted part I of the ESSENCE trial to update the Wegovy® label for the treatment of Metabolic Dysfunction-Associated Steatohepatitis (MASH) in adults with moderate to advanced liver fibrosis (stages F2 to F3), in combination with diet and exercise to the European Medicines Agency (EMA) in EU and to the Centre for Drug Evaluation (CDE) for regulatory approval in China, where a priority review was granted.

Diabetes&	Awiqli®
Regulatory approval for Awiqli® in US
•In March, Novo Nordisk announced that the US FDA approved Awiqli®, the first and only once-weekly, long acting basal insulin, indicated as an adjunct to diet and exercise to improve glycaemic control (blood sugar) in adults living with type 2 diabetes.
•Novo Nordisk expects to launch Awiqli® in the FlexTouch® device in the US in the second half of 2026. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916521 (The contents of the company's website do not form a part of this Form 6-K).

Kyinsu®
Regulatory approval for Icosema (Kyinsu®) in Japan and China
•Icosema (a fixed dose combination of insulin icodec and semaglutide) was approved in Japan and China for type 2 diabetes in adults insufficiently controlled on basal insulin or GLP-1 RAs as an adjunct to diet and exercise under the brand name Kyinsu®.
•The approvals are based on the COMBINE clinical trial programme comprised of three phase 3a global clinical trials in people with type 2 diabetes.
•Kyinsu® is now approved in the EU, Japan and China.

Rybelsus®
Regulatory submission of SOUL cardiovascular outcomes data for oral semaglutide (Rybelsus®) in Japan
•Novo Nordisk submitted the SOUL cardiovascular outcomes trial with oral semaglutide in people with type 2 diabetes and atherosclerotic cardiovascular disease (ASCVD) and/or chronic kidney disease for regulatory approval of a clinical update for Rybelsus® in Japan.

Rare Disease	Sogroya®
Regulatory approval for Sogroya® in the US and regulatory submission in Japan
•The US FDA approved a supplemental Biologics License Application (sBLA) for Sogroya® for the treatment of children with short stature born Small for Gestational Age (SGA), Noonan Syndrome (NS) and Idiopathic Short Stature (ISS). Regulatory approval was based on data from REAL 8 and REAL 9.
•Novo Nordisk has submitted for regulatory approval of Turner Syndrome (TS) in Japan. A regulatory decision is expected during the first half of 2027.

Alhemo®
Regulatory submission of paediatric label extension for Alhemo® in the US and Europe
•Novo Nordisk submitted a paediatric label extension application to the US FDA and to the EMA for Alhemo® (concizumab). Regulatory decision is expected in the first quarter of 2027.

Clinical
Obesity&	CagriSema 2.4 mg/2.4 mg
Completion of the CagriSema open-label head-to-head REDEFINE 4 trial
•In February, Novo Nordisk announced headline results from REDEFINE 4, an open-label phase 3 trial from the global REDEFINE clinical trial programme in people with obesity.
•CagriSema demonstrated 23% weight loss, the primary endpoint was not achieved.
•For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916501 (The contents of the company's website do not form a part of this Form 6-K).

Zenagamtide
Initiation of the zenagamtide phase 3 programme in Obesity (AMAZE)
•Novo Nordisk initiated two pivotal phase 3a trials for zenagamtide in Obesity. AMAZE 1 and AMAZE 2, are 84-week trials investigating efficacy and tolerability of once-weekly subcutaneous zenagamtide compared to placebo in people with obesity and in people with obesity and type 2 diabetes, respectively.
•In addition, phase 3 trials have been initiated to investigate zenagamtide in people with obesity and sleep apnoea (AMAZE 3 and AMAZE 4), in people with obesity and knee osteoarthritis (AMAZE 5 and AMAZE 6) and to investigate how well zenagamtide helps people with obesity maintain their weight loss (AMAZE 12).

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 16 of 33

Obesity&	UBT251
Completion of Chinese Phase 2 trial with UBT251 in people with Obesity
•In February, The United Laboratories International Holdings Limited and Novo Nordisk announced headline results from the Chinese phase 2 trial investigating the safety and efficacy of once-weekly injectable UBT251 in Chinese people with overweight or obesity.
•The highest mean weight loss observed for people treated with UBT251 was 19.7% after 24 weeks of treatment, and UBT251 appeared to be safe and well-tolerated.
•Novo Nordisk expects their global phase 1b/2a trial to read out during 2027. For further information, please see the press release: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916503 (The contents of the company's website do not form a part of this Form 6-K).

Oral ACSL5i
Phase 1 trial with first-in-class oral ACSL5i initiated
•Novo Nordisk initiated a phase 1 trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of first-in-class oral, non-incretin small molecule ACSL5i (NNC6989-0001).
•The trial will investigate single and multiple ascending doses of oral ACSL5i for up to 2 weeks in around 96 people living with overweight or obesity and is expected to read out during the first half of 2027.

GLP-1 analogue
Phase 1 trial with a subcutaneous next generation GLP-1 analogue initiated
•Novo Nordisk initiated a phase 1 trial investigating safety, tolerability, pharmacokinetics and pharmacodynamics with a subcutaneous next-generation GLP-1 analogue.
•The trial is a single-ascending-dose study in around 48 people living with overweight or obesity and is expected to read out in the second half of 2026.

	CagriSema co-formulation	CagriSema co-formulation development project terminated •Novo Nordisk terminated the development of CagriSema co-formulation due to portfolio considerations
Diabetes&	CagriSema 2.4 mg/2.4 mg
CagriSema demonstrated superior HbA1c reduction in adults with type 2 diabetes in REIMAGINE 1
•Novo Nordisk completed the pivotal phase 3 trial REIMAGINE 1. The trial was a 40-week efficacy and safety trial investigating the effect of CagriSema 2.4/2.4 mg and 1.0/1.0 mg versus placebo on HbA1c and body weight in people with type 2 diabetes inadequately controlled with diet and exercise alone.
•When evaluating the effects of treatment if all people adhered to treatment, people treated with CagriSema 2.4/2.4 mg achieved a superior HbA1c reduction of 1.8 percentage points and superior weight loss of 13.8%, respectively, at 40 weeks.
•In the trial, CagriSema appeared to be safe and well tolerated, consistent with previous CagriSema trials.
•The detailed results will be presented at a scientific conference later in 2026.

UBT251
Completion of Chinese Phase 2 trial with UBT251 in people with type 2 diabetes
•In March, The United Laboratories International Holdings Limited and Novo Nordisk announced headline results from the Chinese phase 2 trial investigating the safety and efficacy of once-weekly injectable UBT251 in Chinese people with type 2 diabetes.
•The highest mean HbA1c reduction observed for people treated with UBT251 was 2.16% after 24 weeks of treatment. The mean body weight reduction in the UBT251 groups was up to 9.8%.
•The safety and tolerability profile of UBT251 appeared consistent with what has been observed in other clinical trials with triple-G agonists.
•Novo Nordisk expects to initiate the global phase 2 trial with UBT251 in people with type 2 diabetes in the second quarter of 2026. For further information, please see the press release: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916519 (The contents of the company's website do not form a part of this Form 6-K).

CagriSema 2.4 mg/2.4 mg
Phase 2 trial completed with CagriSema 2.4 mg in type 2 diabetes and chronic kidney disease
•Novo Nordisk completed a phase 2 trial in participants with type 2 diabetes and chronic kidney disease treated with CagriSema.
•The primary endpoint, relative change in Urine Albumin-Creatinine ratio (UACR) to week 26, was numerically reduced in the fixed-dose combination of CagriSema and semaglutide.
•In the trial, CagriSema appeared to have a safe and well-tolerated profile consistent with data from previous CagriSema trials. Detailed data are expected to be shared later at a medical conference.

Triple
Phase 2 trial with Triple in type 2 diabetes initiated
•Novo Nordisk initiated a phase 2 trial in people living with overweight or obesity and type 2 diabetes.
•The phase 2 trial will investigate the safety, tolerability and efficacy of once-weekly Triple for up to 40 weeks in around 270 people and is expected to read out in the first half of 2027.

NNC16790001
Phase 1 trial with NNC16790001 in type 2 diabetes initiated
•Novo Nordisk has initiated a phase 1 clinical trial investigating the siRNA NNC16790001.
•The study investigates safety, tolerability, pharmacokinetics and pharmacodynamics across multiple dose levels in healthy people and people with type 2 diabetes for up to 108 weeks in around 58 people.
•The trial is expected to read out in the first half of 2028.

Rare Disease	Etavopivat
Completion of the HIBISCUS phase 3 trial with etavopivat for the treatment of sickle cell disease
•In April, Novo Nordisk announced the topline results from HIBISCUS, a pivotal phase 3 trial of once-daily oral etavopivat in adults and adolescents with sickle cell disease (SCD).
•Etavopivat showed a 27% reduction in vaso-occlusive crisis events and ~4-month delay to first vaso-occlusive crisis event on top of standard of care. The haemoglobin response was superior with etavopivat: 48.7% of people on treatment achieved an increase of >1g/dL after 24 weeks versus 7.2% on placebo.
•For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916533 (The contents of the company's website do not form a part of this Form 6-K).

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 17 of 33

Rare Disease	Etavopivat
Completion of the GLADIOLUS phase 2 trial with etavopivat
•Novo Nordisk completed the GLADIOLUS phase 2 trial with etavopivat in patients aged 12 to 65 years with thalassemia or SCD. The study investigated the safety and clinical activity of etavopivat.
•The primary objective was to confirm the erythroid response of etavopivat, and this was shown across both transfusion and non-transfusion dependent thalassemia.
•The data show etavopivat’s safety profile remains consistent with prior observations and what is expected with the underlying disease. No new safety concerns were identified.
•Based on the results, Novo Nordisk is assessing further clinical development opportunities for etavopivat.

NDec
Completion of the ASCENT-1 phase 2 trial with NDec
•Novo Nordisk completed the ASCENT-1 phase 2 trial with NDec in patients aged 12 to 65 years with thalassemia or SCD.
•The primary objective was to investigate the change in total Hb from baseline to week 24 in hydroxyurea non-eligible patients with SCD. The data show that the twice-weekly (on 2 consecutive days) arm showed a trend towards better efficacy outcomes compared to the once-weekly arm.
•The safety profile of NDec was consistent with the expected risk profile indicating that NDec had a favourable benefit/risk profile.
•Based on the results, Novo Nordisk will initiate phase 3 with NDec in the second half of 2027.

Zaltenibart
Completion of phase 1b/2a study with zaltenibart in people with paroxysmal nocturnal haemoglobinuria
•The phase 1b/2a, open-label study, to evaluate MASP-3 inhibitor zaltenibart in people with paroxysmal nocturnal haemoglobinuria (PNH), was completed.
•Zaltenibart was generally well tolerated, and safety findings were consistent with the underlying disease, with no new dose-related safety signals identified. Clinically meaningful improvements in key haematology markers were observed in all dosing periods. The detailed results will be presented at a scientific conference in 2026.
•Phase 3 studies in PNH are planned to be initiated the second half of 2027.

ANTICIPATED KEY R&D MILESTONES IN 2026

Clinical milestones

Regulatory milestones

r

Therapeutic Area	Product/Project	Milestones

		Q2 2026	Q3 2026	Q4 2026
Obesity&	Wegovy® (FlexTouch)	US decision
	Oral semaglutide 25 mg	EU decision
	Semaglutide 7.2 mg	EU decision (single-dose device)
	CagriSema	Phase 3b initiation (high-dose)		US decision
	Zenagamtide (oral)		Phase 3 initiation
	Cagrilintide			Phase 3 initiation (high-dose)
	Efruxifermin			Phase 3 results (Fibrosis stage 1-4)
Diabetes&	UBT251 (tri-agonist)	Phase 2 initiation
	Ziltivekimab		Phase 3 results (ZEUS)
	CagriSema		Phase 3 results (REIMAGINE 4)
	Oral semaglutide 25 mg			US decision
	Zenagamtide (subcutaneous)			Phase 3 initiation
Rare Disease	Sogroya®	EU & Japan decision
	Etavopivat (Sickle cell disease)			US submission
	Inno8	Phase 1 results
	Denecimig		US & EU decision
Note: Expected timing and qualification of R&D milestones for inclusion in this table are based on current assessment, which may change.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 18 of 33
SUSTAINABILITY
SOCIAL

Patient protection and quality of life	Q1 2026	Q1 2025	% change Q1 2025 to Q1 2026

Number in millions[1]
Total numbers of patients reached	45.3	45.7	(1%)
–Patients reached with Novo Nordisk's obesity care products	4.1	2.6	58%
–Patients reached with Novo Nordisk's diabetes care products	41.2	43.1	(4%)
Vulnerable patients reached with diabetes care products[2]	6.5	8.1	(20%)
Children reached through the Changing Diabetes® in Children programme[3]	86,407	68,935	25%

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children reached with diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.

The number of patients reached with Novo Nordisk obesity and diabetes care products was 45.3 million at the end of March 2026, a decrease of 0.4 million (1%) patients compared to end of March 2025. Over the last 12 months, patients reached with obesity products increased significantly by 58%, driven by Wegovy® injectable and Wegovy® pill. For patients reached with diabetes products, the decline is mainly due to a decrease in number of patients treated with human insulin.

By the end of March 2026, the number of vulnerable patients treated with diabetes care products reached 6.5 million. This is a 20% decline compared to the same period last year driven by reduced human insulin tender sales.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of March 2026, a total of 86,407 children were reached through the programme, an increase of 25% compared to the end of March 2025..

ENVIRONMENT

Climate change, resource use and circular economy	Q1 2026	Q1 2025	% change Q1 2025 to Q1 2026

1,000 tonnes CO2e
Total CO2e emissions	614	667	(8%)
- Scope 1 CO2e emissions	34	33	3%
- Scope 2 CO2e emissions	16	17	(6%)
- Scope 3 CO2e emissions	564	617	(9%)
Plastic footprint (tonnes)[1]	16,166	17,115	(6%)
Plastic footprint per patient[1] (kg/patient)	0.36	0.37	(3%)

1) Plastic footprint over a 12-month period, calculated as a moving annual total. Plastic footprint (absolute) restated from 15,673 in Q1 2025 due to the inclusion of primary packaging for needles. Relative plastic footprint per patient restated from 0.34 in Q1 2025

Scope 1 and 2 CO2e emissions were broadly in line compared to the first three months of 2025.

The decrease in Scope 3 emissions was mainly due to cost-reduction initiatives affecting several categories, along with ongoing decarbonisation efforts in product distribution.

The absolute plastic footprint for Q1 2026 decreased by 6% compared to the same period in 2025, primarily due to lower sales volumes of human insulin products. Over the same period, the relative plastic footprint per patient declined by 3%, remaining on par with the previous period.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 19 of 33
CORPORATE GOVERNANCE
Members elected for the Board of Directors
On 26 March 2026 Novo Nordisk held its Annual General Meeting. Lars Rebien Sørensen was re-elected as chair of the Board of Directors and Cees de Jong was re-elected as vice chair of the Board of Directors. Furthermore, Britt Meelby Jensen, Kasim Kutay, and Stephan Engels were re-elected as members of the Board of Directors. Helena Saxon, Jan van de Winkel, and Ramona Sequeira were elected as members of the Board of Directors.

Scientific Advisory Board established
In March 2026 Novo Nordisk established a Scientific Advisory Board, chaired by Jan van de Winkel, chair of the R&D Committee, comprising three external scientific advisors, including John Maraganore (CEO and principal of JMM Innovations, LLC), Paul Berns (managing director of ARCH Venture Partners), and Mads Krogsgaard Thomsen (CEO of the Novo Nordisk Foundation and former executive vice president and chief scientific officer of Novo Nordisk A/S). The Scientific Advisory Board operates with a mandate to provide outside-in advice to the R&D Committee relating to their oversight of the R&D strategy and pipeline and their recommendations to the Board of Directors, with particular emphasis on the R&D strategic ambition 2030 to develop and secure an industry- leading and competitive R&D portfolio. All decisions will rest with the Board. Collectively, the members of the Scientific Advisory Board bring a broad range of expertise and experience from across the scientific and drug development spectrum.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 20 of 33
LEGAL MATTERS
Litigation in relation to FDA Drug Shortage List
On 21 February 2025, the US FDA removed semaglutide injectables from the FDA drug shortage list. On 24 February 2025, the Outsourcing Facilities Association (“OFA”) and North American Custom Laboratories (“NACL”) filed a lawsuit in Federal Court in Texas against FDA, challenging FDA’s resolution of the semaglutide injectables shortage. Novo Nordisk Inc. intervened in the litigation to oppose the relief sought by OFA and NACL. On 20 March 2025, OFA and NACL filed a motion for preliminary injunction against FDA in the litigation. Novo Nordisk and FDA opposed the motion. Following the resolution of the shortage, FDA communicated that it would not be taking action against 503A compounding pharmacies and 503B outsourcing facilities for shortage-based semaglutide compounding until after 22 April and 22 May, respectively. FDA subsequently clarified that this period of enforcement discretion would end on each of these dates or on the date the Federal Court in Texas issued a decision on OFA and NACL’s motion for preliminary injunction, whichever is later. On 24 April, the court denied OFA and NACL’s motion for preliminary injunction, thereby ending the period of enforcement discretion for 503A compounding pharmacies. The period of enforcement discretion for 503B outsourcing facilities ended on 22 May. On 13 June 2025, the Federal Court in Texas dismissed OFA and NACL’s lawsuit against FDA. OFA and NACL appealed the dismissal decision to the US Court of Appeals for the Fifth Circuit. A decision on this appeal is expected before the end of 2026.

Securities class-action lawsuit filed against Novo Nordisk A/S
On 3 April 2026, an Amended Complaint was filed in the class-action lawsuit against Novo Nordisk A/S, former Chief Executive Officer Lars Fruergaard Jørgensen, Chief Financial Officer Karsten Munk Knudsen and Former Executive Vice President Dave S. Moore in the United States District Court for the District of New Jersey by proposed class of purchasers of Novo Nordisk ADRs between 6 November 2024, through 28 July 2025. The lawsuit contains similar allegations and legal theories as those alleged in the original complaint filed on 1 August 2025, namely that the company misled investors as to its potential to capitalise on the compounded market for GLP-1 medicines, understated the potential impact of the personalised exception for compounding of GLP-1 medicines and overstated the company’s ability to penetrate the GLP-1 market to achieve continued growth. Current CEO Maziar Mike Doustdar, who was named as a defendant in the original complaint, has been dismissed and not named as a defendant in the Amended Complaint. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow

Strive antitrust lawsuit against Novo Nordisk and Eli Lilly in the US
On 3 April 2026, Strive Specialities Inc. (a compounding pharmacy) filed an Amended Complaint in its lawsuit in the United States District Court for the Western District of Texas against Novo Nordisk A/S, Novo Nordisk Inc. and Eli Lilly, alleging that the defendants violated US antitrust laws. The lawsuit contains similar allegations and legal theories as those alleged in the original complaint filed on 14 January 2026, namely that: (i) defendants entered into illegal agreements with telehealth companies that prohibited them from working with compounding pharmacies, like Strive; and (ii) Eli Lilly unlawfully interfered with Strive’s third-party relationships and disparaged compounding drugs.
Semaglutide compound patent infringement litigation, India
Following expiration of the semaglutide compound patent in India on 20 March 2026, several generic companies have sought and/or received regulatory approval to commercialize a generic version of oral semaglutide. Novo Nordisk has commenced lawsuits in the Delhi High Court against two companies, Torrent Pharmaceuticals (“Torrent”) and Dr. Reddy’s Laboratories (“DRL”) alleging that the formulations used by Torrent and DRL infringe Novo Nordisk formulation patents relating to the SNAC content and/or separate granules. The Indian court held two separate hearings on 20 March and 23 March 2026 and ruled that if the generic product infringes Novo Nordisk patents, it could not be manufactured, sold or exported. Novo Nordisk is in the process of testing samples of the generic products and will report its results back to the Indian Court at a hearing to be scheduled in the coming months.

Antitrust litigation relating to biosimilar semaglutide, China
In January 2026, Hangzhou Jiuyuan Genetic Biopharmaceutical Co., Ltd. filed a lawsuit against NNAS, NN Pharma AG, and NN China claiming antitrust and monopolistic behaviour arising from the Chinese regulators failing to approve their application for marketing authorization (“MA”) of a biosimilar semaglutide injection for diabetes. Plaintiff claims that Novo Nordisk improperly obtained an extended period of patent exclusivity under 2014 Free Trade Agreement between China and Switzerland, resulting in anticompetitive market dominance of semaglutide in China.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 21 of 33
Victoza® ANDA Settlement Antitrust Case
In January 2026, JM Smith Corp., a direct purchaser of Victoza, filed a class action complaint in the District Court for the Eastern District of New York alleging that Novo Nordisk’s settlements of the Victoza® patent litigations were anticompetitive. Plaintiffs allege unlawful patent listings in the FDA’s Orange Book, and unlawful settlement agreements including reverse payments that resulted in delayed generic entry beyond the expiry of the liraglutide compound patent in February 2023. In March 2026, Uniformed Fire Officers Association Retired Officers Family Protection Plan (UFOA), an end payer, filed a complaint in the Eastern District of New York based on the same allegations as made by JM Smith.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 22 of 33
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved the financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first three months of 2026. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The accounting policies are consistent with those applied in the Annual Report 2025, except from those changes in presentation described in note 1 to Appendix 2.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2025.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 31 March 2026 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 31 March 2026. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 6 May 2026

Executive Management:

Mike Doustdar President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Lars Rebien Sørensen Chair	Cees de Jong Vice chair	Elisabeth Dahl Christensen

Stephan Engels	Désireé Jantzen Asgreen	Mette Bøjer Jensen

Britt Meelby Jensen	Kasim Kutay	Semsi Kilic Madsen

Helena Saxon	Ramona Audry Sequeira	Johannes Gerardus Joseph van de Winkel

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 23 of 33
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 67,900 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar

7 June 2026	ADA investor event
5 August 2026	Financial results for the first six months of 2026
21 September 2026	Capital Markets Day 2026
4 November 2026	Financial results for the first nine months of 2026
3 February 2027	Financial statement for 2026 and Annual Report 2026

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 usmediarelations@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com
Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2025, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives or goals for future operations and/or not yet completed business acquisitions or divestments, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2025, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2025. None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2025, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 24 of 33
APPENDIX 1: CONDENSED INCOME STATEMENT

DKK million	Q1 2026	Q1 2025

Condensed income statement

Net sales	96,823	78,087
Cost of goods sold	(13,598)	(12,890)

Gross profit	83,225	65,197

Sales and distribution costs	(12,077)	(14,892)
Research and development costs	(10,284)	(10,308)
Administrative costs	(1,140)	(1,220)
Other operating income and expenses	(106)	14

Operating profit	59,618	38,791

Financial income	6,053	3,425
Financial expenses	(3,499)	(5,183)

Profit before income taxes	62,172	37,033

Income taxes	(13,615)	(7,999)

NET PROFIT	48,557	29,034

Basic earnings per share (DKK)	10.93	6.54
Diluted earnings per share (DKK)	10.91	6.53

Segment Information

Segment sales:
Obesity and Diabetes care	91,362	73,468
Rare disease	5,461	4,619

Segment operating profit:
Obesity and Diabetes care	58,000	38,247
Operating margin	63.5%	52.1%

Rare disease	1,618	544
Operating margin	29.6%	11.8%

Total segment operating profit	59,618	38,791

Condensed statement of comprehensive income

Net profit	48,557	29,034

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	56	82

Items that will not be reclassified subsequently to the income statement	56	82

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	2,799	(2,519)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(3,641)	1,771
Deferred gains/(losses) on hedges, incurred during the period	(2,869)	4,436
Tax and other items	1,607	(1,505)

Items that will be reclassified subsequently to the income statement	(2,104)	2,183

Other comprehensive income	(2,048)	2,265
TOTAL COMPREHENSIVE INCOME	46,509	31,299

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 25 of 33
APPENDIX 2: CONDENSED CASH FLOW STATEMENT

DKK million	Q1 2026	Q1 2025

Net profit	48,557	29,034

Adjustment for non-cash items:
Income taxes in the income statement	13,615	7,999
Depreciation, amortisation and impairment losses	3,536	3,830
Other non-cash items	(2,456)	1,952
Change in working capital	(33,231)	(15,414)
Income taxes paid	(5,937)	(2,671)

Net cash flows from operating activities	24,084	24,730

Purchase of intangible assets	(728)	(1,164)
Purchase of property, plant and equipment	(11,311)	(13,422)
Proceeds from other financial assets	21	—
Purchase of other financial assets	—	(115)
Proceeds from sale of associated companies	44	—
Interest received[1]	262	694
Sale of marketable securities	—	8,028

Net cash flows from investing activities	(11,712)	(5,979)

Purchase of treasury shares	(2,400)	(1,388)
Dividends paid[2]	(35,312)	(35,274)
Dividends paid after the reporting date	—	20,244
Withheld dividend tax	6,475	6,538
Interest paid[1]	(941)	(833)
Proceeds from borrowings	15,977	27,363
Repayment of borrowings	(1,232)	(12,032)

Net cash flows from financing activities	(17,433)	4,618

Net cash generated from activities	(5,061)	23,369

Cash and cash equivalents at the beginning of the year	26,464	15,655
Exchange gain/(loss) on cash and cash equivalents	(276)	(86)

Cash and cash equivalents at the end of the period	21,127	38,938

1) Effective 2026, 'Interest received' are presented in 'Net cash flows from in investing activities' and 'Interest paid' are presented in 'Net cash flows from financing activities' to better reflect the nature of these cash flows. In prior years, these amounts were included in 'Net cash flows from operating activities'.

2) On 26 March 2026, a final dividend of DKK 7.95 for each Novo Nordisk A and B share (amounting to DKK 35.3 billion) was approved at the Annual General Meeting 2026. Dividend on A shares (DKK 8.5 billion) was paid on 27 March 2026 and dividends on B shares (DKK 20.3 billion excluding withholding tax) was paid on 31 March 2026. Withholding tax of approximately DKK 6.5 billion was paid in April 2026 and is included in ‘Other liabilities’ in the condensed balance sheet.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 26 of 33
APPENDIX 3: CONDENSED BALANCE SHEET

DKK million	31 Mar 2026	31 Dec 2025

ASSETS

Intangible assets	110,033	110,208
Goodwill	19,877	19,845
Property, plant and equipment	219,974	208,378
Investments in associated companies	207	366
Deferred income tax assets	23,787	23,647
Other receivables and prepayments	5,992	5,864
Other financial assets	2,034	2,141

TOTAL NON-CURRENT ASSETS	381,904	370,449

Inventories	51,352	49,623
Trade receivables	82,565	70,856
Tax receivables	5,238	4,848
Other receivables and prepayments	12,465	13,482
Marketable securities	499	498
Derivative financial instruments	4,071	6,682
Cash at bank	21,127	26,464

TOTAL CURRENT ASSETS	177,317	172,453
TOTAL ASSETS	559,221	542,902

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(2)	(2)
Retained earnings	206,420	195,298
Other reserves	(3,799)	(1,695)

TOTAL EQUITY	203,065	194,047

Borrowings	119,172	118,941
Deferred income tax liabilities	5,008	6,611
Retirement benefit obligations	824	861
Provisions	4,623	5,730
Sales deductions and product returns	1,371	1,051

Total non-current liabilities	130,998	133,194

Borrowings	27,210	12,017
Trade payables	14,803	19,758
Tax payables	16,149	8,416
Other liabilities	44,164	39,721
Derivative financial instruments	3,442	2,026
Provisions	140	374
Sales deductions and product returns[1]	119,250	133,349

Total current liabilities	225,158	215,661

TOTAL LIABILITIES	356,156	348,855

TOTAL EQUITY AND LIABILITIES	559,221	542,902
1) During Q1 2026, the 340B provision of USD 4.2 billion (DKK 26.8 billion) included in ‘Sales deductions and product returns’ was fully reversed. For more details of the 340B reversal, see page 98 of the Novo Nordisk Annual Report 2025.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 27 of 33
APPENDIX 4: CONDENSED EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2026

Balance at the beginning of the year	446	(2)	195,298	(1,695)	194,047
Net profit			48,557		48,557
Other comprehensive income for the period			56	(2,104)	(2,048)

Total comprehensive income for the period			48,613	(2,104)	46,509

Transactions with owners:
Dividends[1]			(35,312)		(35,312)
Share-based payments			221		221
Purchase of treasury shares		—	(2,400)		(2,400)

Balance at the end of the period	446	(2)	206,420	(3,799)	203,065

1) On 26 March 2026, a final dividend of DKK 7.95 for each Novo Nordisk A and B share (amounting to DKK 35.3 billion) was approved at the Annual General Meeting 2026. Dividend on A shares (DKK 8.5 billion) was paid on 27 March 2026 and dividends on B shares (DKK 20.3 billion excluding withholding tax) was paid on 31 March 2026. Withholding tax of approximately DKK 6.5 billion was paid in April 2026 and is included in ‘Other liabilities’ in the condensed balance sheet.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			29,034		29,034
Other comprehensive income for the period			82	2,183	2,265

Total comprehensive income for the period			29,116	2,183	31,299

Transactions with owners:
Dividends			(35,274)		(35,274)
Share-based payments			453		453
Purchase of treasury shares		—	(1,388)		(1,388)
Tax related to transactions with owners			(36)		(36)

Balance at the end of the period	446	(2)	137,319	777	138,540

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 28 of 33
APPENDIX 5: ADJUSTED SALES SPLIT PER AREA

Q1 2026 adjusted sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes care segment
Wegovy® injectable	18,235	9,493	8,742	4,941	1,732	1,653	416
% change at CER	12%	(11%)	62%	86%	35%	105%	(36%)
Wegovy® pill	2,256	2,256	—	—	—	—	—
% change at CER	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saxenda®	421	3	418	183	221	14	—
% change at CER	(60%)	(93%)	(57%)	(63%)	(40%)	(84%)	(100%)
Total Obesity care	20,912	11,752	9,160	5,124	1,953	1,667	416
% change at CER	22%	9%	44%	63%	18%	87%	(37%)
Injectable GLP-1 diabetes	28,159	17,739	10,420	6,638	1,479	871	1,432
% change at CER	(10%)	(15%)	0%	30%	(46%)	5%	(13%)
Ozempic®	27,825	17,730	10,095	6,567	1,375	848	1,305
% change at CER	(8%)	(14%)	6%	35%	(44%)	9%	(8%)
Victoza®	334	9	325	71	104	23	127
% change at CER	(70%)	(97%)	(61%)	(71%)	(67%)	(52%)	(43%)
Rybelsus®	4,572	1,584	2,988	1,538	589	835	26
% change at CER	(15%)	(27%)	(6%)	(18%)	10%	15%	(33%)
Total GLP-1 diabetes	32,731	19,323	13,408	8,176	2,068	1,706	1,458
% change at CER	(11%)	(16%)	(1%)	17%	(38%)	10%	(14%)
Long-acting insulin[1]	4,232	863	3,369	1,544	700	260	865
% change at CER	(17%)	(46%)	(3%)	0%	(15%)	(13%)	10%
Premix insulin[2]	2,395	81	2,314	215	431	528	1,140
% change at CER	(9%)	(34%)	(7%)	(10%)	(14%)	20%	(14%)
Fast-acting insulin[3]	3,955	1,445	2,510	1,243	653	254	360
% change at CER	(16%)	(34%)	1%	8%	(7%)	(2%)	(2%)
Human insulin	1,063	317	746	110	300	140	196
% change at CER	(34%)	5%	(43%)	(42%)	(54%)	(43%)	(7%)
Total insulin	11,645	2,706	8,939	3,112	2,084	1,182	2,561
% change at CER	(17%)	(36%)	(8%)	0%	(22%)	(5%)	(5%)
Other Diabetes care[4]	560	20	540	127	71	62	280
% change at CER	25%	(46%)	32%	(4%)	8%	(1%)	86%
Total Diabetes care	44,936	22,049	22,887	11,415	4,223	2,950	4,299
% change at CER	(12%)	(19%)	(4%)	11%	(30%)	3%	(5%)
Obesity and Diabetes care total	65,848	33,801	32,047	16,539	6,176	4,617	4,715
% change at CER	(4%)	(11%)	6%	24%	(20%)	22%	(9%)

Rare disease segment
Rare blood disorders[5]	2,633	1,002	1,631	843	481	257	50
% change at CER	(3%)	(16%)	7%	7%	12%	20%	(50%)
Rare endocrine disorders[6]	1,147	496	651	292	143	209	7
% change at CER	(5%)	(23%)	17%	36%	(15%)	27%	17%
Other Rare disease[7]	435	86	349	244	61	42	2
% change at CER	18%	67%	9%	5%	36%	5%	(33%)
Rare disease total	4,215	1,584	2,631	1,379	685	508	59
% change at CER	(2%)	(16%)	9%	12%	6%	22%	(46%)

Total adjusted sales	70,063	35,385	34,678	17,918	6,861	5,125	4,774
% change in DKK	(10%)	(20%)	3%	21%	(22%)	12%	(15%)
% change at CER	(4%)	(11%)	6%	23%	(18%)	22%	(10%)
Share of growth	(100%)	(178%)	78%	119%	(57%)	36%	(20%)

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 29 of 33
Appendix 6: Sales IFRS reconciliation
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

				Reported sales		Adjusted sales
Sales split per therapy	Q1 2026 reported sales	340B provision reversal	Q1 2026 adjusted sales	Growth in DKK	Growth at CER	Growth in DKK	Growth at CER
Obesity and Diabetes care segment

Wegovy® injectable	20,513	2,278	18,235	18%	26%	5%	12%
Wegovy® pill	2,256	—	2,256	N/A	N/A	N/A	N/A
Saxenda®	574	153	421	(46%)	(45%)	(60%)	(60%)

Total Obesity care	23,343	2,431	20,912	27%	35%	14%	22%

Injectable GLP-1 diabetes	43,560	15,401	28,159	29%	37%	(17%)	(10%)
- Ozempic®	40,480	12,655	27,825	24%	32%	(15%)	(8%)
- Victoza®	3,080	2,746	334	166%	175%	(71%)	(70%)
Rybelsus®	5,115	543	4,572	(10%)	(5%)	(20%)	(15%)

Total GLP-1 diabetes	48,675	15,944	32,731	23%	31%	(17%)	(11%)

Long-acting insulin[1]	8,112	3,880	4,232	51%	57%	(21%)	(17%)

Premix insulin[2]	2,636	241	2,395	(6%)	0%	(15%)	(9%)

Fast-acting insulin[3]	6,879	2,924	3,955	36%	44%	(22%)	(16%)

Human insulin	1,157	94	1,063	(34%)	(28%)	(39%)	(34%)

Total insulin	18,784	7,139	11,645	25%	32%	(22%)	(17%)

Other Diabetes care[4]	560	—	560	18%	25%	18%	25%

Total Diabetes care	68,019	23,083	44,936	24%	31%	(18%)	(12%)

Obesity and Diabetes care total	91,362	25,514	65,848	24%	32%	(10%)	(4%)

Rare disease segment
Rare blood disorders[5]	2,633	—	2,633	(10%)	(3%)	(10%)	(3%)

Rare endocrine disorders[6]	2,393	1,246	1,147	82%	93%	(13%)	(5%)

Other Rare disease[7]	435	—	435	13%	18%	13%	18%

Rare disease total	5,461	1,246	4,215	18%	26%	(9%)	(2%)

Total sales	96,823	26,760	70,063	24%	32%	(10%)	(4%)

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 30 of 33
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may therefore not be comparable.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as the relevant measure for the period calculated using the average exchange rates for the same period prior year compared with the same measure for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

DKK million	Q1 2026	Q1 2025	% change Q1 2026 to Q1 2025
Net sales at CER
Net sales IFRS	96,823	78,087	24%
Effect of exchange rates	6,040	(1,229)
Net sales at CER	102,863	76,858
Net sales previous period	78,087
% increase/(decrease) in constant exchange rates	32%

Operating profit at CER
Operating profit IFRS	59,618	38,791	54%
Effect of exchange rates	4,407	(630)
Operating profit at CER	64,025	38,161
Operating profit previous period	38,791
% increase/(decrease) in constant exchange rates	65%

Adjusted sales and Adjusted operating profit as reported and at CER
The introduction of Adjusted sales as reported and at CER is driven by the impact of reversing a provision for sales rebates of USD 4.2 billion in the first quarter of 2026 related to the 340B Drug Pricing Program in the US, that was previously constrained. The effect is considered exceptional and non‑recurring and is not reflective of the Group’s normal course operating activities. Adjusted sales growth as reported and at CER will exclude this specific effect to provide a clearer view of underlying operating performance.

Novo Nordisk defines Adjusted operating profit as ‘Operating profit’ excluding "Major legal matters", "Major impairments" and the "340B reversal".

Major impairments
Major impairments refers to impairment losses on intangible assets and property, plant and equipment in excess of DKK 1,000 million. Major impairments are considered exceptional and non-recurring and not reflective of the Group’s normal course operating activities.

Major legal matters
Major legal matters refers to legal matters (such as legal or administrative disputes, litigations, investigations or settlements) where any such matter, or series of related matters, has an impact (net of insurance recoveries) in excess of DKK 1,000 million on Novo Nordisk in any given year. Expenses incurred for Novo Nordisk’s legal counsel and consultants in advising, defending, litigating or negotiating settlements are not excluded. Major legal matters are considered exceptional and non‑recurring and not reflective of the Group’s normal course operating activities.

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 31 of 33
340B reversal
Adjusted operating profit as reported and at constant exchange rates ("CER") will likewise exclude the impact of reversing the provision for sales rebates of USD 4.2 billion in the first quarter of 2026 related to the 340B Drug Pricing Program in the US, that was previously constrained, as well as other exceptional and non-recurring items related to effects from major legal matters and major impairment losses. For further information of the 340B reversal, see page 98 of the Novo Nordisk Annual Report 2025.

Adjusted sales and Adjusted operating profit as reported and at CER
DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Effect of exchange rate	Adjusted at CER

Q1 2026
Net sales	96,823	(26,760)	0	0	70,063	5,216	75,279
Cost of goods sold	(13,598)				(13,598)	(319)	(13,917)
Gross profit	83,225	(26,760)	0	0	56,465	4,897	61,362
Sales and distribution costs	(12,077)				(12,077)	(806)	(12,883)
Research and development costs	(10,284)				(10,284)	(421)	(10,705)
Administrative costs	(1,140)				(1,140)	(68)	(1,208)
Other operating income and expenses	(106)				(106)	(19)	(125)
Operating profit	59,618	(26,760)	0	0	32,858	3,583	36,441

Q1 2025
Net sales	78,087	0	0	0	78,087
Costs of goods sold	(12,890)				(12,890)
Gross profit	65,197	0	0	0	65,197
Sales and distribution costs	(14,892)				(14,892)
Research and development costs	(10,308)				(10,308)
Administrative costs	(1,220)				(1,220)
Other operating income and expenses	14				14
Operating profit	38,791	0	0	0	38,791

EBITDA and EBITDA at CER
Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA and EBITDA growth at CER

DKK million	Q1 2026	Q1 2025	% change Q1 2026 to Q1 2025

Net profit	48,557	29,034	67%
Income taxes	13,615	7,999	70%
Financial income	(6,053)	(3,425)	77%
Financial expenses	3,499	5,183	(32%)
Operating profit (EBIT)	59,618	38,791	54%
Depreciation and amortisations	3,513	3,759	(7%)
Impairment losses and reversals	23	71	(68%)
EBITDA	63,154	42,621	48%
Effect of exchange rates	4,490	(652)
EBITDA at CER	67,644	41,969
EBITDA previous period	42,621
% increase/(decrease) in constant exchange rates	59%

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 32 of 33

Adjusted net profit and Adjusted diluted earnings per share ("EPS")
Novo Nordisk defines Adjusted net profit as ‘Net profit’ excluding the following items and related tax effects: "Impairment losses and reversals on intangible assets", Amortisations on intangible assets", "Major impairments on property, plant & equipment", "Major legal matters", the "340B reversal" and "Major restructuring costs".

Adjusted net profit is considered to be relevant information for investors as it helps analyse financial performance from core business operations from period to period and enhances comparability against peer companies. Adjusted EPS is calculated as Adjusted net profit divided by average number of shares outstanding, including the dilutive effect of the outstanding restricted stock units.

Major impairments on property, plant and equipment
Major impairments on property, plant and equipment refer to impairment losses in excess of DKK 1,000 million.

Major restructuring costs
Major restructuring costs refer to costs incurred in connection with substantial restructuring plans where the accumulated costs exceed DKK 1,000 million. Costs included under ‘Major restructuring costs’ are considered exceptional and non-recurring, as they arise from strategic restructurings that are not reflective of the Group’s ongoing operating activities. Such costs include costs of severance and termination benefits, impairments of tangible assets and committed expenses for contract or projects terminated as part of substantial restructuring plans. Impairments of intangible assets are included in the line ‘Impairment losses and reversals on intangible assets’ even if related to substantial restructuring plans.

Adjusted net profit and Adjusted diluted EPS

DKK million	Q1 2026	Q1 2025	% change Q1 2026 to Q1 2025

Net profit IFRS	48,557	29,034	67%
Impairment losses and reversals on intangible assets IFRS	—	2	(100%)
Amortisations on intangible assets IFRS	1,670	1,623	3%
340B provision reversal	(26,760)	—	N/A
Tax effects of adjustments	6,012	(355)	N/A
Adjusted net profit	29,479	30,304	(3%)
Average number of shares outstanding, including dilutive effect (million)	4,448.7	4,446.4	0%
Adjusted diluted EPS	6.63	6.82	(3%)

Free cash flow
Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through measures such as dividends, share repurchases and repayment of debt (excluding lease liabilities) or for retaining within the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2026	Q1 2025

Net cash generated from operating activities	24,084	24,730
Purchase of property, plant and equipment	(11,311)	(13,422)
Free cash flow1)	12,773	11,308
1) With effect from 2026, Novo Nordisk defines Free cash flow as ’net cash generated from operating activities’, less ‘Purchase of property, plant and equipment’. Comparative figures are restated accordingly. For further information, see page 118 of the Novo Nordisk Annual Report 2025.

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Company announcement No 30 / 2026

Financial report for the period 1 January 2026 to 31 March 2026	Page 33 of 33
Net debt
Net debt comprises of current and non-current ‘Borrowings’, excluding lease liabilities, less ‘Cash at bank’ and ‘Marketable securities’. Net Debt is considered relevant information for investors as it provides a clear indicator of Novo Nordisk’s leverage position.

The following table shows a reconciliation of Net debt with the balance sheet items, the most directly comparable IFRS financial measures:

Net debt

DKK million	31 Mar 2026	31 Dec 2025

Borrowings, non-current	(119,172)	(118,941)
Borrowings, current	(27,210)	(12,017)
Add-back of lease liabilities	8,837	8,572
Cash at bank	21,127	26,464
Marketable securities	499	498

Net debt	(115,919)	(95,424)

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Company announcement No 30 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 6, 2026
Novo Nordisk A/S

Mike Doustdar
Chief Executive Officer